Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Hasbro, Inc. Retirement Savings Plan

We consent to the incorporation by reference in the registration statement (No. 333-34282) on Form S-8 of
Hasbro, Inc. of our report dated June 28, 2021, with respect to the statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan as of December 31, 2020 and 2019, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of
December 31, 2020, which report appears in the December 31, 2020 annual report for Form 11-K of the
Hasbro, Inc. Retirement Savings Plan.

/s/ KPMG LLP

Providence, Rhode Island
June 28, 2021